NATURAL GAS FUELING AND CONVERSION, INC.

45 ALMERIA AVENUE

CORAL GABLES, FL 33134

October 2, 2014

VIA EDGAR

Mara Ransom, Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N E

Washington, D.C. 20549

Re:         Natural Gas Fueling and Conversion, Inc.

Post Effective Amendment to Registration Statement on Form S-1 (the “Registration Statement”)

Filed September 24, 2014

File No. 333-192590

Dear Ms. Ransom:

Natural Gas Fueling and Conversion, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective at 4:00pm Eastern Time on October 6, 2014, or as soon as practicable thereafter.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

    Very truly yours

NATURAL GAS FUELING AND CONVERSION, INC. By:/s/I. Andrew Weeraratne Name: I. Andrew Weeraratne Title: Chief Executive Officer